UGI UTILITIES INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Six
	Months
	Ended
	March 31,	Year Ended September 30,
	2007	2006	2005	2004	2003
Earnings:
Earnings before income taxes	$106,946	$80,544	$84,953	$83,098	$100,212
Interest expense	22,267	24,102	18,079	17,698	17,412
Amortization of debt discount and expense	229	243	247	233	244
Estimated interest component of rental expense	788	1,675	1,568	1,477	1,434

	$130,230	$106,564	$104,847	$102,506	$119,302

Fixed Charges:
Interest expense	$22,267	$24,102	$18,079	$17,698	$17,412
Amortization of debt discount and expense	229	243	247	233	244
Allowance for funds used during construction (capitalized interest)	140	85	22	11	7
Estimated interest component of rental expense	788	1,675	1,568	1,477	1,434

	$23,424	$26,105	$19,916	$19,419	$19,097

Ratio of earnings to fixed charges	5.56	4.08	5.26	5.28	6.25